As filed with the Securities and Exchange Commission on April 18, 2005
--------------------------------------------------------------------------------




Registration No.333-o
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM F-6/A
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                           Watchdata Technologies Ltd.
   --------------------------------------------------------------------------
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   -------------------------------------------
                   (Translation of issuer's name into English)

                               The Cayman Islands
            ---------------------------------------------------------
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             ------------------------------------------------------
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100
       ------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              CT Corporation System
                                111 Eighth Avenue
                               New York, NY 10011
                                 (212) 894-8440
               ---------------------------------------------------
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                                               Filip Moerman, Esq.
  Francis Fitzherbert-Brockholes, Esq.         David W. Hirsch, Esq.
        White & Case LLP                 Cleary Gottlieb Steen & Hamilton
       5 Old Broad Street                               LLP
         London EC2N 1DW                        Bank of China Tower
      +44 (0) 20 7532 1400                    One Garden Road, Central
                                                    Hong Kong
                                                (852) 2521-4122


It is proposed that this filing
become effective under Rule 466:          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: |X|

                         CALCULATION OF REGISTRATION FEE

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         Title of Each Class of           Amount to be     Proposed Maximum        Proposed Maximum        Amount of
      Securities to be Registered          Registered     Aggregate Price Per     Aggregate Offering      Registration
                                                                 Unit*                  Price**              Fee***
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by   100,000,000            $5.00                $5,000,000            $633.50
American Depositary Receipts, each
American Depositary Share representing
2 Ordinary Shares, par value $0.001, of
Watchdata Technologies Ltd.
-------------------------------------------------------------------------------------------------------------------------

*    Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

*** Registration Fees paid in connection with the initial registration of American Depositary Shares on Registration Statement No. 333-123942.

     ---------------------------------------------------------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                               CROSS REFERENCE SHEET

                                                                           Location in Form of American Depositary
Item Number and Caption                                                    Receipt ("Receipt")
-----------------------                                                    Filed Herewith as Prospectus
                                                                           ---------------------------------------
1.   Name of depositary  and address of its  principal                     Face of Receipt, Introductory
     executive office                                                      paragraph and final sentence on Face
                                                                           of Receipt

2.   Title of Receipts and identity of deposited securities                Face of Receipt, Top center

     Terms of Deposit:

     (i)  The amount of deposited securities  represented                  Face of Receipt, Upper right corner
          by one American Depositary Share

     (ii) The  procedure  for  voting,  if  any,  the  deposited           Paragraph (12)
          securities

     (iii)The collection and distribution of dividends                     Paragraphs (4), (5), (7) and (10)

     (iv) The   transmission  of  notices,   reports  and  proxy           Paragraphs (3), (8) and (12)
          soliciting material

     (v)  The sale or exercise of rights                                   Paragraphs (4), (5) and (10)

     (vi) The  deposit  or sale  of  securities  resulting  from           Paragraphs (4), (5), (10) and (13)
          dividends, splits or plans of reorganization

     (vii)Amendment,  extension  or  termination  of the deposit           Paragraphs (16) and (17)
          arrangements                                                     (no provision for extensions)

    (viii)Rights of holders  of  Receipts  to inspect  the                 Paragraph (3)
          transfer  books  of the  depositary  and  the  list of
          holders of Receipts

     (ix) Restrictions  upon the right to  deposit  or                     Paragraphs (1), (2), (4) and (5)
          withdraw the underlying securities

     (x)  Limitation upon the liability of the depositary                  Paragraph (14)

3.    Fees  and   charges   which  may  be  imposed   directly  or         Paragraph (7)
      indirectly against holders of Receipts

Item 2.   AVAILABLE INFORMATION

Watchdata Technologies Ltd. ("the Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, at the principal executive office of the Depositary and, where made available by the Commission, on the Commission's website (www.sec.gov).



                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a) Form of Deposit Agreement by and among the Company, Deutsche Bank Trust Company Americas as depositary (the "Depositary"), and all Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed as Exhibit (d) to Form F-6 (File No. 333-123942), dated April 8, 2005, and incorporated herein by reference.

(e)  Certification under Rule 466. Filed herewith as Exhibit (e).

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Filed as Exhibit (f) to Form F-6 (File No. 333-123942), dated April 8, 2005, and incorporated herein by reference.



Item 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on April 18, 2005.



                                            Legal entity created by the Deposit
                                            Agreement for the issuance of
                                            American Depositary Receipts
                                            evidencing American Depositary
                                            Shares, each representing 2 Ordinary
                                            Shares, par value $0.001, of the
                                            Company.



                                            Deutsche Bank Trust Company
                                            Americas, solely in its capacity as
                                            Depositary



                                            By:     /s/ Mike R. Hughes
                                               ---------------------------------
                                               Name:      Mike R. Hughes
                                               Title:     Director

                                            By:     /s/ Jeffrey L. Margolick
                                               ---------------------------------
                                               Name:      Jeffrey L. Margolick
                                               Title:     Vice President

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, as amended, Watchdata Technologies Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People's Republic of China on April 18, 2005.

                                               WATCHDATA TECHNOLOGIES LTD.



                                               By:       /s/ Sean Shao
                                                  ------------------------------
                                                  Name:  Sean Shao
                                                  Title: Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 18, 2005.


Name                                                      Title
----                                                      -----
By:                      *                                Chief  Executive  Officer;   Director  (principal
    ----------------------------------------------------- executive officer)
Name:           Wang Youjun

By:          /s/  Sean Shao                               Chief  Financial  Officer  (principal  financial  officer
    ----------------------------------------------------- and principal accounting officer)
Name:           Sean Shao

By:                      *                                Director
    -----------------------------------------------------
Name:           Wong Kwongchi

By:                      *                                Director
    -----------------------------------------------------
Name:           Ke Lin

By:                      *                                Director
    -----------------------------------------------------
Name:           Liu Junfeng

By:                      *                                Director
    -----------------------------------------------------
Name:           Liao Li

By:                      *                                Director
    -----------------------------------------------------
Name:           Chen Dacai

By:                      *                                Director
    -----------------------------------------------------
Name:           Tony Tsang

* By:          /s/ Sean Shao                              Director
    -----------------------------------------------------
Name:              Sean Shao, Attorney-in-fact

       SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF THE
                                   REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Watchdata Technologies Ltd., has signed this Registration Statement in Newark, Delaware on April 18, 2005.


                               Donald J. Puglisi, as authorized representative



                               By:               /s/ Donald J. Puglisi
                                  --------------------------------------------
                                  Name:  Donald J. Puglisi
                                  Title: Managing Director, Puglisi & Associates

                                    INDEX TO EXHIBITS


                                                                                     Sequentially
Exhibit Number                                                                       Numbered Page
--------------                                                                       -------------


(a)  Form of Deposit Agreement by and among the Company, Deutsche Bank Trust
     Company Americas, as depositary, and all Holders of American Depositary
     Shares evidenced by American Depositary Receipts issued thereunder
     (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto).

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed as Exhibit (d) to Form F-6 (File No.
     333-123942), dated April 8, 2005, and incorporated herein by reference.

(e)  Certification under Rule 466.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Filed as Exhibit (f) to Form F-6 (File No.
     333-123942), dated April 8, 2005, and incorporated herein by reference.